UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

 (Amendment No. 1)

Federal Agricultural Mortgage Corporation

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

313148108

(CUSIP Number)

J. Andrew Don

National Rural Utilities Cooperative Finance Corporation

20701 Cooperative Way, Dulles, Virginia 20166

703-467-1800

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 12, 20091

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 A Schedule 13D was filed on November 12, 2009 but was inadvertently filed as a purchaser filing, instead of as an issuer filing.

SCHEDULE 13D

CUSIP No. 313148108	Page 2 of 5 Pages

1		NAME OF REPORTING PERSON National Rural Utilities Cooperative Finance Corporation
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION District of Columbia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 81,500
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 81,500
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14		TYPE OF REPORTING PERSON (see Instructions) CO

Item 1.	Security and the Issuer

This Statement on Schedule 13D relates to the Class A Common Stock (the “Class A Stock”) of the Federal Agricultural Mortgage Corporation (“Farmer Mac”), whose principal executive offices are located at 1999 K Street, N.W. 4th Floor, Washington, DC 20006. This Amendment No. 1 (“Amendment No. 1”) amends the Schedule 13D filed on November 12, 2009.

Item 2.	Identity and Background

(a) - (c)  This Statement is filed by National Rural Utilities Cooperative Finance Corporation (“CFC”), 20701 Cooperative Way, Dulles, VA, 20166.  CFC’s principal business is providing financing to rural electric cooperatives in the United States.

(d) - (e) None

(f) N/A

Item 3.	Source and Amount of Funds or Other Consideration

Working capital in the amount of $537,955 was used to purchase the 81,500 shares of Class A Stock.

Item 4.	Purpose of Transaction

CFC acquired the Class A Stock for investment purposes and may make additional investments in Class A Stock. CFC intends to review its investment in Class A Stock on a continuing basis and consider changes in its investment depending on various factors including, without limitation, CFC’s financial position and investment strategy, the price levels of the Class A Stock, conditions in the securities markets and general economic and industry conditions.

Additionally, CFC owns 1,200,000 shares of Farmer Mac’s 5.875% Non-Cumulative Preferred Stock, Series A (the “Series A Preferred Stock”), 1,000,000 shares of Farmer Mac’s 6.875% Non-Cumulative Preferred Stock, Series B (the “Series B Preferred Stock”), and 1,000,000 shares of Farmer Mac’s 6.000% Non-Cumulative Preferred Stock, Series C (the “Series C Preferred Stock”, and together with the Series A Preferred Stock and Series B Preferred Stock, the “Preferred Stock”).

CFC may in the future take such actions with respect to its investment in Farmer Mac as it deems appropriate including, without limitation, selling some or all of its Class A Stock or Preferred Stock or purchasing additional shares of Class A Stock or Preferred Stock, purchasing or selling shares of any other class of Farmer Mac’s common or preferred stock, seeking director nomination, voting shares and formulating other plans or proposals regarding Farmer Mac or its securities to the extent deemed advisable by CFC in light of its business, general investment policies, market conditions and any subsequent developments affecting Farmer Mac and the general business and future prospects of Farmer Mac. CFC may take any other action with respect to the shares of Class A Stock or Preferred Stock permitted by applicable law.

Item 5.	Interest in Securities of the Issuer

(a)  CFC beneficially owns 81,500 shares of Class A Stock, which constitutes 8.2% of the outstanding shares of such class.

(b) CFC has sole power to vote and dispose of the 81,500 shares of Class A Stock.

(c) In the past 60 days, CFC has not made any purchases of Class A Stock.

(d) None.

(e) N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to be filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 30, 2014

	By:	/s/ J. Andrew Don
J. Andrew Don
Senior Vice President and Chief Financial Officer